17009411

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69570

SEC Mail Processing Section MAR 01 2017 Washington DC 415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidity Edge, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Broadway, Suite 1050
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

506 Carnegie Ctr, Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David E. Rutter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LiquidityEdge, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN D CARROLL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02CA6141911
Qualified In Richmond County
My Commission Expires May 14, 2018

Lauren D. Carroll
Notary Public

[signature]
Signature

Principal
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

As of and for the year ended December 31, 2016

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LiquidityEdge LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of LiquidityEdge LLC and Subsidiary (the "Company"), as of December 31, 2016, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of LiquidityEdge LLC and Subsidiary as of December 31, 2016, and the consolidated results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

WithumSmith+Brown, PC

February 28, 2017

WithumSmith+Brown, PC 506 Carnegie Center, Suite 400, Princeton, New Jersey 08540-6243 T (609) 520 1188 F (609) 520 9882 withum.com

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$ 400,599
Due from clearing firm	9,066
Securities, at fair value	4,994,623
Accounts receivable	147,161
Prepaid expenses	35,823
Property and equipment, net of accumulated depreciation of $16,739	54,538
Due from affiliate	22,773
TOTAL ASSETS	$ 5,664,583

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 168,612
TOTAL LIABILITIES	168,612
MEMBERS' EQUITY	5,495,971
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 5,664,583

The accompanying notes are an integral part of these financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Operations
For the Year Ended December 31, 2016

REVENUE:	
Commission income	$ 470,716
Interest income	3,688
Total revenue	474,404
OPERATING EXPENSES:	
Salaries, commissions and related costs	1,173,486
Professional fees	464,530
Commission and clearance expense	326,836
Travel and entertainment	134,101
Insurance	111,758
Management fees	105,657
Rent	87,167
Data services and communications	87,060
Dues and subscriptions	67,483
Depreciation	13,782
Regulatory fees	9,243
Office and other	80,442
Total expenses	2,661,545
NET LOSS	$ (2,187,141)

The accompanying notes are an integral part of these financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

MEMBERS' EQUITY, January 1, 2016	$ 117,232
Capital contributions	7,565,880
Net loss	(2,187,141)
MEMBERS' EQUITY, December 31, 2016	$ 5,495,971

The accompanying notes are an integral part of these financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,187,141)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation expense	13,782
Expenses paid by Member	715,881
Changes in operating asssets and liabilities	
Increase in due from clearing firm	(9,066)
Increase in securities held, at market value	(4,994,623)
Increase in accounts receivable	(134,561)
Increase in prepaid expenses	(22,967)
Increase in due from affiliate	(22,773)
Decrease in security deposits	316
Decrease in other assets	6,508
Increase in accounts payable and accrued expenses	60,734
NET CASH USED IN OPERATING ACTIVITIES	(6,573,910)
CASH USED IN INVESTING ACTIVITIES:	
Fixed asset purchases	(5,699)
CASH PROVIDED BY FINANCING ACTIVITIES:	
Capital contributions	6,849,999
NET INCREASE IN CASH	270,390
CASH AT BEGINNING OF YEAR	130,209
CASH AT END OF YEAR	$ 400,599

Supplemental disclosure of non-cash financing activities:	
Non-cash capital contributions - expenses paid by Member on the Company's behalf	$ 715,881

The accompanying notes are an integral part of these financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

1. Organization and Nature of Business

LiquidityEdge LLC (the "Company" or "Parent") is incorporated in the state of Delaware and is a non-introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). LiquidityEdge LLC owns 100% of LiquidityEdge UK Ltd. (the "Subsidiary"). Collectively, the Company is majority owned by R3CEV LLC (the "Member"). The Company is a user defined U.S. Treasury trading market place. The platform used by the Company facilitates fully disclosed relationship based trading. The Company received approval of the regulatory authorities in June 2015 and began processing transactions in November 2015.

2. Summary of Significant Accounting Policies

a) Basis of Presentation and Principals of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts of the Subsidiary. All significant intercompany transactions and account balances have been eliminated in consolidation.

b) Cash and Cash Equivalents and Concentrations of Credit Risk

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

c) Revenue Recognition

Commission income and related expenses are recorded on a trade date basis. There is no material difference between settlement date and trade date.

d) Income Taxes

The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the members in their respective returns. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated financial statements.

The Company is subject to New York City Unincorporated Business Tax ("UBT"). For the calendar year 2016, the statutory tax rate for NYC UBT is 4% on taxable income allocated to New York City. The Company's net operating loss ("NOL") was approximately $2.2 million, which results in no UBT due for the year ended December 31, 2016, however, it does result in a deferred tax asset amounting to approximately $80,000 as of December 31, 2016. A valuation allowance has been established offsetting the total deferred tax asset as the ultimate realization of these benefits is uncertain. This deferred tax asset will be recognized as an offset to UBT liabilities incurred in the future, should the Company generate a profit. The NOL expires in 2036. There are no other significant book to tax differences that would generate a deferred tax asset.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the consolidated financial statements. The Company commenced operations in 2014 and, therefore, the Company believes all of its returns are still subject to examination by the taxing authorities.

There were no interest or penalties recognized in the Consolidated Statement of Operations for the year ended December 31, 2016.

e) Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and betterments which extend the life of the assets are capitalized. Depreciation on computer software is calculated on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life. Office equipment is amortized on a straight-line basis using an estimated useful life of five years. Repairs and maintenance items are expensed as incurred. Gains and losses on the retirement or disposal of assets is included in the consolidated statement of operations in the year of disposal.

Property and equipment consisted of the following as of December 31, 2016:

Computer software	$ 28,747
Leasehold improvements	21,821
Office equipment	20,709
	71,277
Less: Accumulated depreciation	16,739
Property and equipment, net	$ 54,538

Depreciation expense for the year ended December 31, 2016 was $13,782.

f) Use of Estimates
The preparation of consolidated financial statements in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Accounts Receivable and Allowance for Doubtful Accounts
The Company grants credit to customers, substantially all of whom are banks and other financial companies. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. The estimated losses are based on historical collection experience coupled with review of the current status of existing receivables. No allowance for doubtful accounts was considered necessary at December 31, 2016.

3. Valuation of Investments in Securities, at Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

3. Valuation of Investments in Securities, at Fair Value (continued)
The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

The Company's investment in securities as reported in the statement of financial condition represents the Company's investment in a short term US Treasury Bill, is classified as Level 1, and is valued at the last quoted price as of December 31, 2016. All other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

4. Clearing Deposit and Due From Clearing Firm
The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. The Company clears securities transactions through its clearing broker. Receivables due to or from its clearing brokers are reconciled monthly and paid in the subsequent month. The Company is required to keep a deposit of $5,000,000 at all times. As of December 31, 2016 the clearing firm balance was $5,003,688, which was comprised of $9,066 of cash and $4,994,623 of U.S. treasuries at market value.

5. Commitments & Leases
The Company pays the Member rent for corporate office space and two corporate apartments based upon the expense sharing agreement noted in Note 13 below. The office is allocated based upon actual headcount and the corporate apartment rent is allocated based upon out-of-town usage and is to be reviewed quarterly. Under the current expense sharing agreement for the year ended December 31, 2016, the Company is responsible for paying its proportionate share of the rent for the corporate office and for the corporate apartment. The lease for the office space expires in November 2020 and the leases for the corporate apartments expire in October 2017 and November 2017, respectively. In addition, there is a service agreement for office space in London for the Subsidiary. This is on a month-to-month basis. The total rent expense for the year ended December 31, 2016 is $87,167. No leases are physically held in the name of the Company.

6. Off Balance Sheet Credit Risk
All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying consolidated financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2016, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

7. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

8. Liquidity Risk

As shown in the accompanying consolidated financial statements, the Company incurred a net loss of $2,187,141 during the year ended December 31, 2016. As of December 31, 2016, the Company's available non-subsidiary cash was $261,578 and liabilities were $168,612. Management has evaluated these conditions and determined that since the Company has historically relied on its Member to meet its cash flow requirements (through cash advances, capital infusions, and /or forgiveness of intercompany debt), this is sufficient to alleviate the uncertainty created by these conditions. In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company's support from its Member is sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these consolidated financial statements or the occurrence of sufficient future revenue transactions.

9. Significant Customer

At December 31, 2016 and for the year then ended, 44% of gross revenues were derived from one customer and 69% were derived from four customers. No other customer derived more than 5% of gross revenues earned. Receivables as of December 31, 2016 were derived 44% from one customer and 72% from three customers.

10. Trading Platform

The Company utilizes a third party trading platform to facilitate the execution of customer orders. The Company's trading platform is GovEx, supported by State Street Corporation ("State Street"). Under an agreement, the Company agrees to white label GovEx and offer the platform to its clients ("Clients"). The Company can resell to another party to white label ("Client Branded Platform"). The Company relies on State Street to provide technical support and updates for GovEx. The Company could be negatively impacted should State Street cease providing these technical support and updates. The Company has entered into a revenue sharing agreement with GovEx, which is tiered based upon aggregate revenues.

11. Going Concern

In August 2014, the FASB issued ASU 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"). ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 are effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. The Company has adopted the methodologies prescribed by ASU 2014-15, and does not anticipate that the adoption of ASU 2014-15 will have a material effect on its financial position or results of operations.

12. Foreign Exchange Gain (Loss) Policy

The Subsidiary's local currency is the British Pound. The Company accounts for the foreign exchange gain or loss from translation adjustments in accordance with ASC 830, Foreign Currency Matters. The Company has determined the functional currency of the Subsidiary is the US Dollar. This is because the operations of the Subsidiary are primarily a direct and integral component or extension of the Parent's operations. Financing is primarily obtained from the Parent and, therefore, day-to-day operations are dependent on the economic environment of the Parent's currency, (the US Dollar). Changes in the Subsidiary directly impact the cash flows of the Parent. The loss on foreign currency translation amounted to $26,377 and is included in office and other on the statement of operations.

13. Related Party Transactions

The Company has entered into an expense sharing agreement with the Member of the Company, and Distributed Ledger Group, LLC, ("DLG"), a subsidiary of the Member. The terms of the expense sharing agreement are that for any expenses paid on behalf of the Company and the subsidiary, such as salaries, rent and other various operating expenses are to be repaid to the Member and DLG at cost. Expenses included in the expense sharing agreement included $10,656 allocated from DLG to the Company and $158,650 allocated from the Member to the Company. Of the amounts included in accounts payable as of December 31, 2016, $7,237 is payable to the Member. Of the amounts included in due from affiliate as of December 31, 2016, $22,773 is owed from DLG.

14. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the Firm's first year of operations). At December 31, 2016, the Company had net capital of $5,173,161, which was $5,161,920 in excess of its required net capital of $11,241. The Company's aggregate indebtedness to net capital ratio was 3.26%. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

LIQUIDITYEDGE US, LLC AND SUBSIDIARY

SCHEDULE I

SUPPLEMENTARY INFORMATION
RECONCILIATION OF LIQUIDITYEDGE US, LLC FORM X-17A-5 PART II-A FILING TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2016

	Consolidated	Subsidiary Excluded and Eliminations	LiquidityEdge, LLC (stand alone) Form X-17A-5 Part II-A Filing
ASSETS			
Cash	$ 400,599	$ (139,021)	$ 261,578
Due from clearing firm	9,066	-	9,066
Securities, at fair value	4,994,623	-	4,994,623
Accounts receivable	147,161	-	147,161
Prepaid expenses	35,823	(16,276)	19,547
Property and equipment, net of accumulated depreciation of $16,739	54,538	-	54,538
Due from affiliate	22,773	(22,773)	-
Investment in subsidiary		178,070	178,070
	$ 5,664,583	$ -	$ 5,664,583
LIABILITIES AND EQUITY			
Liabilities,			
Accounts payable and accrued expenses	$ 168,612	$ -	$ 168,612
Equity			
Members' equity	5,495,971	-	5,495,971
Total equity	5,495,971	-	5,495,971
	$ 5,664,583	$ -	$ 5,664,583

See Report of Independent Registered Public Accounting Firm

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

SCHEDULE II

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 5,495,971
DEDUCTIONS AND/OR CHARGES:	
Aged receivables	(70,655)
Fixed assets	(54,538)
Cash in foreign subsidiary	(139,021)
Due from affiliate	(22,773)
Prepaid expenses	(35,823)
NET CAPITAL	$ 5,173,161
AGGREGATE INDEBTEDNESS:	
Account payable and accrued expenses	$ 168,612
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 11,241
Excess net capital	$ 5,161,920
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 5,155,920
Percentage of aggregate indebtedness to net capital	3.26%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm

This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LiquidityEdge LLC and Subsidiary

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) LiquidityEdge LLC and Subsidiary (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 28, 2017

WithumSmith+Brown, PC 506 Carnegie Center, Suite 400, Princeton, New Jersey 08540-6243 T (609) 520 1188 F (609) 520 9882 withum.com

Liquidity Edge, LLC
Exemption Report
As Of And For The Year Ended December 31,2016

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Liquidity Edge, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, David E. Rutter, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Date: 2/28/17

Title: Principal